 ABN 50 002 664 495  Interim Financial Report for the Six Months Ended December 31, 2020

PIEDMONT LITHIUM

CORPORATE DIRECTORY

DIRECTORS:

Mr Keith Phillips – Managing Director, President & CEO
Mr Jeffrey Armstrong – Non-Executive Chairman
Mr Anastasios Arima – Non-Executive Director
Mr Jorge Beristain – Non-Executive Director
Mr Todd Hannigan – Non-Executive Director
Mr Levi Mochkin – Non-Executive Director

COMPANY SECRETARY:

Mr Gregory Swan

OFFICES:

Head Office:
32N Main Street Suite 100
Belmont, NC 28012
UNITED STATES

Site Office:
5706 Dallas-Cherryville Highway 279
Bessemer City, NC 28016
UNITED STATES

Registered Office:
Level 9, 28 The Esplanade
Perth WA 6000
AUSTRALIA

WEBSITE:

www.piedmontlithium.com

STOCK EXCHANGE LISTINGS:

Nasdaq Capital Market **(NASDAQ: PLL)**
Australian Securities Exchange **(ASX: PLL)**

SHARE REGISTRY:

Computershare Investor Services Pty Ltd
Level 11, 172 St Georges Terrace
Perth WA 6000
AUSTRALIA
Tel: +61 8 9323 2000

LAWYERS:

United States:
Gibson, Dunn & Crutcher
Johnston, Allison & Hord Attorneys

Australia:
Thomson Geer Lawyers

BANKERS:

United States:
The Bank of New York Mellon Corporation
PNC Financial Services Group, Inc.

Australia:
Australia and New Zealand Banking Group Limited

AUDITOR:

Deloitte Touche Tohmatsu

CONTENTS

	Page
Directors' Report	1
Directors' Declaration	6
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income	7
Condensed Consolidated Statement of Financial Position	8
Condensed Consolidated Statement of Changes in Equity	9
Condensed Consolidated Statement of Cash Flows	10
Notes to the Financial Statements	11
Auditor's Independence Declaration	17
Independent Auditor's Review Report	18

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020

DIRECTORS' REPORT

The Directors of Piedmont Lithium Limited present their report on Piedmont Lithium Limited ("**Piedmont**" or "**Company**") and the entities it controlled during the interim six-month period ended December 31, 2020 ("**Consolidated Entity**" or "**Group**").

DIRECTORS

The names of the Directors of Piedmont Lithium Limited in office during the interim period and until the date of this report are:

Mr Keith Phillips	Managing Director, President & Chief Executive Officer
Mr Jeffrey Armstrong	Non-Executive Chairman *(appointed Chairman effective December 8, 2020)*
Mr Anastasios Arima	Non-Executive Director
Mr Jorge Beristain	Non-Executive Director
Mr Todd Hannigan	Non-Executive Director *(appointed effective February 8, 2021)*
Mr Levi Mochkin	Non-Executive Director
Mr Ian Middlemas	Non-Executive Director *(resigned effective December 11, 2020)*

Unless otherwise shown, all Directors were in office from the beginning of the interim period until the date of this report.

OPERATING AND FINANCIAL REVIEW

Piedmont Lithium Project

Piedmont holds a 100% interest in the Piedmont Lithium Project ("**Project**"), a pre-production business targeting the manufacturing of 22,700 tonnes per year ("**t/y**") of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.

Piedmont's premier south-eastern United States location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, research and development centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

Piedmont has reported 27.9 million tonnes ("**Mt**") of Mineral Resources grading at 1.11% Li_2O located within the world-class Carolina Tin-Spodumene Belt ("**TSB**") and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world's lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.

As at December 31, 2020, the Project comprised approximately 2,322 acres of surface property and associated mineral rights in North Carolina, of which approximately 691 acres are owned, approximately 113 acres are subject to long-term lease, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,438 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.

Piedmont also owns a 61-acre property in Kings Mountain, North Carolina, which is expected to be the site of Piedmont's proposed lithium chemical plant. The site is located approximately 20 miles from Piedmont's proposed mine and concentrator in Gaston County, North Carolina.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020 1

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Piedmont Lithium Project


USA
Piedmont Lithium
Lincolnton
321
77
Piedmont Lithium
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
Proposed Concentrate Operations
Huffstetler Property
Central Property
Hallman-Beam Mine
Sunnyside Property
Shelby
Bessemer City
Gastonia
85
Kings Mountain Mine
Livent, Bessemer City
Lithium Processing Facility
Proposed Piedmont Lithium
Chemical Plant Site
Charlotte
Albemarle, Kings Mountain
Lithium Processing Facility
North Carolina
South Carolina
Piedmont Lithium Project
Major highway
Railway
City
20 km
N

Figure 1: Piedmont Lithium Project located within the TSB

Highlights

Highlights during and subsequent to the interim period were as follows:

Spodumene concentrate operations

(a) Signed agreement with Tesla, Inc. ("**Tesla**") for the supply of spodumene concentrate from Piedmont's North Carolina deposit for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product;

(b) Commenced a definitive feasibility study ("**DFS**") for Piedmont's planned 160,000 t/y spodumene concentrate operation in North Carolina led by Primero Group and Marshall Miller & Associates with a planned completion date in mid-2021;

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020 2

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Highlights (Continued)

Spodumene concentrate operations (Continued)

(c) Resumed drilling at Piedmont's properties located within the world-class Carolina TSB in North Carolina. The drill program will consist of approximately 31,000 meters with the intention of updating the Company's Mineral Resource estimates on the Central and Core properties in the first half of 2021 in advance of completing the DFS for its planned spodumene concentrate operations;

(d) Launched a pilot-scale testwork program at SGS Canada to produce a bulk sample of spodumene concentrate from a 50t bulk sample collected from the Company's Core property in early 2020;

Lithium hydroxide operations

(e) Completed a bench-scale lithium hydroxide testwork program which demonstrated conversion of Piedmont ore to battery-quality lithium hydroxide. Lithium hydroxide was produced from spodumene concentrate produced from core samples taken from Piedmont's North Carolina deposit. Quality results compare favorably with current market specifications for battery quality lithium hydroxide;

(f) Received key permit for Piedmont's planned 22,700 t/y lithium hydroxide plant in Kings Mountain, North Carolina, comprising a Title V Air Permit from the North Carolina Department of Environmental Quality's Division of Air Quality authorizing construction and operations of the planned lithium hydroxide plant;

(g) Entered into a binding spodumene concentrate supply agreement with Sayona Quebec Inc ("**Sayona Quebec**"), a wholly owned subsidiary of Sayona Mining Limited ("**Sayona**"), pursuant to which Sayona Quebec will supply to Piedmont the greater of 60,000 t/y or 50% of Sayona Quebec's spodumene concentrate production at market prices over the life-of-mine;

Corporate

(h) Completed a U.S. public offering of 2,300,000 of Piedmont's American Depositary Shares ("**ADSs**"), with each ADS representing 100 of its ordinary shares, which includes the full exercise of the underwriters' option, at an issue price of US$25.00 per ADS, to raise aggregate gross proceeds of US$57.5 million (A$81.2 million);

(i) Commenced process to re-domicile Piedmont from Australia to the United States via a Scheme of Arrangement subject to shareholder, regulatory, and court approval. If the Scheme is approved the Company's primary listing will move from the Australian Securities Exchange ("**ASX**") to the Nasdaq Capital Market ("**Nasdaq**"). Piedmont will retain an ASX listing via Chess Depositary Interests ("**CDIs**");

(j) Entered into agreements to acquire a 19.9% interest in Sayona Mining Limited (ASX:SYA) through shares and convertible notes. Piedmont will also purchase a 25.0% stake in Sayona's wholly owned Quebec subsidiary, Sayona Quebec Inc. Sayona Quebec owns the Authier lithium project, the highly prospective Tansim lithium project, and is pursuing a bid to acquire Quebec-based North American Lithium's assets out of bankruptcy; and

(k) Appointed several additional senior management: (i) Mr. Austin Devaney as Vice President – Sales & Marketing; (ii) Mr. Brian Risinger as Vice President – Corporate Communications and Investor Relations; (iii) Ms. Malissa Gordon as Manager – Community and Government Relations; (iv) Mr. Jim Nottingham as Senior Project Manager – Concentrate Operations; (v) Mr. Pratt Ray as Production Manager – Chemical Operations; and (vi) Mr. Bruce Czachor as Vice President – General Counsel.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020 3

DIRECTORS' REPORT
(Continued)

OPERATING AND FINANCIAL REVIEW (Continued)

Operating Results

The Consolidated Entity's net loss after tax for the six months ended December 31, 2020 was US$5,465,327 (December 31, 2019: US$3,475,979). Significant items contributing to the current period loss include:

(a) exploration and evaluation expenses of US$3,534,510 (December 31, 2019: US$2,244,601) relating to the Group's accounting policy of expensing exploration and evaluation expenditure (other than costs to acquire the rights to explore, including option payments to landowners) incurred by the Group;

(b) corporate and administrative costs of US$1,160,742 (December 31, 2019: US$721,382) relating to the Group's overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services and legal compliance, including costs associated with the proposed re-domicile of Piedmont from Australia to the United States; and

(c) share-based payment expenses of US$286,607 (December 31, 2019: US$99,137) relating to the Group's accounting policy of expensing the value (estimated using an option pricing model) of incentive securities granted to employees and consultants over the period during which the employees and consultants become entitled to the options.

SIGNIFICANT POST BALANCE DATE EVENTS

(a) On January 11, 2021, the Company announced that it had entered into agreements with Sayona to: (i) acquire 336,207,043 ordinary shares in Sayona for approximately US$3.1 million; (ii) acquire convertible notes in Sayona for approximately US$3.9 million that upon conversion would result in the Company acquiring an additional 423,973,899 ordinary shares in Sayona; (iii) acquire a 25.0% stake in Sayona's subsidiary, Sayona Quebec, which owns the Authier and Tansim lithium projects in Quebec, for approximately US$5.0 million in cash; and (iv) purchase the greater of 60,000 tonnes per year or 50% of Sayona Quebec's spodumene concentrate production at market prices over the life-of-mine; and

(b) On January 14, 2021, the Company announced the appointment of the following additional senior management: (i) Ms. Malissa Gordon as Manager – Community and Government Relations; (ii) Mr. Jim Nottingham as Senior Project Manager – Concentrate Operations; (iii) Mr. Pratt Ray as Production Manager – Chemical Operations; and (iv) Mr. Brian Risinger as Vice President – Corporate Communications and Investor Relations;

(c) On February 8, 2021, the Company announced the appointment of experienced mining company executive, Mr. Todd Hannigan, as a Non-Executive Director of the Company; and

(d) On March 2, 2021, the Supreme Court of Western Australia approved the despatch of the Company's Scheme Booklet to shareholders and ordered the convening of a meeting of the Company's shareholders to consider and, if thought fit, approve the Scheme to facilitate the Company re-domicile from Australia to the United States. The Scheme Booklet was despatched to shareholders on March 5, 2020.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.

AUDITOR'S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires our auditors, Deloitte Touche Tohmatsu, to provide the directors of Piedmont Lithium Limited with an Independence Declaration in relation to the review of the interim financial report. This Independence Declaration is on page 17 and forms part of this Directors' Report.

Piedmont Lithium Limited **Financial Report for the Six Months Ended December 31, 2020** 4

 DIRECTORS' REPORT(Continued)Signed in accordance with a resolution of Directors.  KEITH PHILLIPSPresident & CEOMarch 10, 2021              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020  7

 DIRECTORS' DECLARATION  In accordance with a resolution of the Directors of Piedmont Lithium Limited, I state that:In the opinion of the Directors:the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including:section 304 (compliance with accounting standards and Corporations Regulations 2001); andsection 305 (true and fair view); andthere are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.On behalf of the Board  KEITH PHILLIPSPresident & CEOMarch 10, 2021              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020  8

PIEDMONT LITHIUM

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED DECEMBER 31, 2020

	Note	Six Months Ended December 31, 2020 US$	Six Months Ended December 31, 2019 US$
Continuing operations			
Exploration and evaluation expenses		**(3,534,510)**	(2,244,601)
Corporate and administrative expenses		**(1,160,742)**	(721,382)
Business development expenses		**(306,719)**	(564,702)
Share based payments		**(286,607)**	(99,137)
Finance income	3	**17,407**	146,825
Finance costs	3	**(156,208)**	(39,153)
Other income and expenses	3	**(37,948)**	46,171
Loss before income tax		**(5,465,327)**	(3,475,979)
Income tax expense		**-**	-
Loss for the period		**(5,465,327)**	(3,475,979)
Loss attributable to members of Piedmont Lithium Limited		**(5,465,327)**	(3,475,979)
Other comprehensive income			
Items that may be reclassified subsequently to profit or loss:			
Exchange differences arising on translation of foreign operations		**-**	(10,521)
Other comprehensive loss for the period, net of tax		**-**	(10,521)
Total comprehensive loss for the period		**-**	(3,486,500)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		**(5,465,327)**	(3,486,500)
Loss per share			
Basic and diluted loss per share (cents per share)		**(0.44)**	(0.43)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020 7

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2020

	Note	December 31, 2020 US$	June 30, 2020 US$
ASSETS			
Current Assets			
Cash and cash equivalents		**70,936,994**	18,857,088
Trade and other receivables		**189,175**	27,412
Other assets		**117,926**	128,271
Total Current Assets		**71,244,095**	19,012,771
Non-Current Assets			
Exploration and evaluation assets	4	**13,467,275**	7,720,957
Property, plant and equipment	5	**774,925**	774,440
Other assets		**91,671**	150,781
Total Non-Current Assets		**14,333,871**	8,646,178
TOTAL ASSETS		**85,577,966**	27,658,949
LIABILITIES			
Current Liabilities			
Trade and other payables		**2,780,952**	1,007,507
Other financial liabilities	6	**1,156,242**	705,536
Total Current Liabilities		**3,937,194**	1,713,043
Non-Current Liabilities			
Other liabilities	6	**1,774,863**	1,910,413
Total Non-Current Liabilities		**1,774,863**	1,910,413
TOTAL LIABILITIES		**5,712,057**	3,623,456
NET ASSETS		**79,865,909**	24,035,493
EQUITY			
Contributed equity	7	**136,239,389**	74,877,325
Reserves	8	**200,447**	515,110
Accumulated losses		**(56,573,927)**	(51,356,942)
TOTAL EQUITY		**79,865,909**	24,035,493

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited **Financial Report for the Six Months Ended December 31, 2020** 8

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020

	Note	Ordinary Shares US$	Share Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$
As at July 1, 2020		**74,877,325**	**1,311,675**	**(796,565)**	**(51,356,942)**	**24,035,493**
Net loss for the period		-	-	-	**(5,465,327)**	**(5,465,327)**
Total comprehensive loss		-	-	-	**(5,465,327)**	**(5,465,327)**
Issue of shares	7	**65,283,560**	-	-	-	**65,283,560**
Share issue costs	7	**(4,407,319)**	-	-	-	**(4,407,319)**
Exercise of employee options	8	**455,464**	**(322,569)**	-	-	**132,895**
Conversion of employee rights	8	**30,359**	**(30,359)**	-	-	-
Expiry of employee options	8	-	**(248,342)**	-	**248,342**	-
Share based payments	8	-	**286,607**	-	-	**286,607**
As at December 31, 2020		**136,239,389**	**997,012**	**(796,565)**	**(56,573,927)**	**79,865,909**
As at July 1, 2019		48,853,707	2,287,301	(297,166)	(46,204,768)	4,639,074
Effect of adoption of AASB 16		-	-	-	(13,009)	(13,009)
As at July 1, 2019 (restated)		48,853,707	2,287,301	(297,166)	(46,217,777)	4,626,065
Net loss for the period		-	-	-	(3,475,979)	(3,475,979)
Exchange differences arising on translation of foreign operations		-	-	(10,521)	-	(10,521)
Total comprehensive loss		-	-	(10,521)	(3,475,979)	(3,486,500)
Issue of shares		14,557,710	-	-	-	14,557,710
Share issue costs		(689,009)	-	-	-	(689,009)
Exercise of employee options		706,570	(706,570)	-	-	-
Expiry of employee options		-	(273,935)	-	273,935	-
Share based payments		-	99,137	-	-	99,137
As at December 31, 2019		63,428,978	1,405,933	(307,687)	(49,419,821)	15,107,403

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020 9

 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWSFOR THE SIX MONTHS ENDED DECEMBER 31, 2020    Note  Six Months Ended December 31, 2020US$  Six Months Ended December 31, 2019US$  Cash flows from operating activities        Payments to suppliers and employees    (3,414,372)  (5,082,888)  Interest paid    (156,208)  (39,153)  Interest received    17,407  117,836  Repayment of government grant  3  (138,100)  -  Net cash flows used in operating activities    (3,691,273)  (5,004,205)  Cash flows from investing activities        Purchase of exploration and evaluation assets    (4,979,977)  (1,169,141)  Purchase of property, plant and equipment    (13,740)  (652,000)  Net cash flows used in investing activities    (4,993,717)  (1,821,141)  Cash flows from financing activities        Proceeds from issue of shares  7  65,416,455  14,557,710  Share issue costs    (4,417,570)  (689,008)  Repayment of loans and borrowings  6  (324,865)  (95,727)  Payment of principal portion of lease liabilities  6  (64,092)  (33,088)  Proceeds from principal portion of sub-lease receivables    54,816  -  Net cash inflow from financing activities    60,664,744  13,739,887  Net increase in cash and cash equivalents    51,979,754  6,914,541  Net foreign exchange differences    100,152  46,171  Cash and cash equivalents at the beginning of the period    18,857,088  4,432,150  Cash and cash equivalents at the end of the period    70,936,994  11,392,862  The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020  12

 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTSFOR THE SIX MONTHS ENDED DECEMBER 31, 20201. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIESThe interim consolidated financial statements of Piedmont Lithium Limited and its consolidated entities (collectively, the “Group”) for the six-months ended December 31, 2020 were authorised for issue in accordance with the resolution of the directors on March 4, 2021.Piedmont Lithium Limited (the “Company”) is a for profit company limited by shares, incorporated and domiciled in Australia, whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and Nasdaq Capital Market (“NASDAQ”). The Group’s principal activities are the exploration and development of mineral resource properties.Basis of PreparationThis general-purpose financial report for the interim six-month reporting period ended December 31, 2020 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report of the Company for the year ended June 30, 2020 and any public announcements made by the Company and its controlled entities during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.The financial report has been prepared on a historical cost basis and is presented in United States dollars (US$).The consolidated financial statements have been prepared on a going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.The accounting policies and methods of computation adopted in the preparation of the interim financial report are consistent with those adopted and disclosed in the Group’s annual financial report for the financial year ended June 30, 2020, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards.Statement of ComplianceIn the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2020. New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:Conceptual Framework for Financial ReportingAASB 2019-1 Amendments to AASs – References to the Conceptual FrameworkAASB 2018-6 Amendments to AASs – Definition of a BusinessAASB 2019-3 Amendments to AASs – Interest Rate Benchmark Reform [Phase 1]AASB 2018-7 Amendments to AASs – Definition of MaterialAASB 2019-5 Amendments to AASs – Disclosure of the Effect of New IFRS Standards Not Yet Issued in AustraliaThe Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The new standards have not had a material effect on the Group’s financial statements.(c) Issued standards and interpretations not early adoptedAustralian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended December 31, 2020.              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020  13

 NOTES TO THE FINANCIAL STATEMENTSFOR THE SIX MONTHS ENDED DECEMBER 31, 2020(Continued)1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)(c) Issued standards and interpretations not early adopted (Continued)Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:  SEGMENT INFORMATIONAASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being mineral exploration and development in the United States of America.INCOME AND EXPENSES    Six Months Ended December 31, 2020US$  Six Months Ended December 31, 2019US$  Finance income      Interest income  17,407  146,825    17,407  146,825  Finance costs      Interest on loans and borrowings  (138,347)  (4,840)  Interest on lease liabilities  (17,861)  (34,313)    (156,208)  (39,153)  Depreciation      Depreciation of property, plant and equipment  (27,869)  (44,314)    (27,869)  (44,314)  Other income and expenses      Repayment of government grant (1)  (138,100)  -  Net foreign exchange gain  100,152  46,171    (37,948)  46,171  Notes:  (1)  During the half year, the Group voluntarily repaid 100% of the funds it received during fiscal 2020 under the Paycheck Protection Program, a business loan program established by the 2020 US Federal Government Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The funds were not required to be repaid, but as part of good corporate social responsibility the Group chose to voluntarily repay in full.  Standard/Interpretation  Application Date of Standard  Application Date for Company  AASB 2020-8 Amendments to AASs – Interest Rate Benchmark Reform –Phase 2  January 1, 2021  July 1, 2021  AASB 1060 General Purpose Financial Statements – Simplified Disclosures for For- Profit and Not-for-Profit Tier 2 Entities  July 1, 2021  July 1, 2021  AASB 2020-3 Amendments to AASs – Annual Improvements2018–2020 and Other Amendments  January 1, 2022  July 1, 2022  AASB 2014-10 Amendments to AASs – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture  January 1, 2022  July 1, 2022  AASB 2020-1 Amendments to AASs –Classification of Liabilities as Current or Non- current  January 1, 2023  July 1, 2023              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020  14

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020
(Continued)

4. EXPLORATION AND EVALUATION ASSETS

	Piedmont Lithium Project [1] US$
December 31, 2020	
Carrying amount at July 1, 2020	**7,720,957**
Additions [2]	**5,746,318**
Carrying amount at December 31, 2020 [3]	**13,467,275**
June 30, 2020	
Carrying amount at July 1, 2019	2,265,121
Additions	5,455,836
Carrying amount at June 30, 2020 [3]	7,720,957

Notes:

[1] At December 31, 2020, the Piedmont Lithium Project comprised approximately 2,322 acres (June 30, 2020: approximately 2,126 acres) of surface property and associated mineral rights in North Carolina, United States, of which approximately 691 acres are owned, approximately 113 acres are subject to long-term lease, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,438 acres are subject to exclusive option agreements, which upon exercise, allows the Group to purchase or, in some cases long-term lease, the surface property and associated mineral rights. For those properties under option, no liability has been recorded for the consideration payable to landowners if the Group chooses to exercise its option (refer to Note 10 for further details of contingent liabilities).

[2] During the six months ended December 31, 2020, the Group made land acquisition payments and land option payments totalling US$5,746,318 to landowners which have been treated as acquisition costs and capitalised as 'exploration and evaluation assets'. These acquisitions were settled through a combination of cash payments of US$5,056,818 and vendor financed loans and borrowings of US$689,500. Refer to Note 6 for further information on loans and borrowings.

[3] The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

5. PROPERTY, PLANT AND EQUIPMENT

	Freehold land US$	Plant and Equipment US$	Right-of-Use Assets US$	Total US$
December 31, 2020				
Carrying amount at July 1, 2020	**688,829**	**28,588**	**57,023**	**774,440**
Additions	-	**13,740**	**14,614**	**28,354**
Depreciation	-	**(8,836)**	**(19,033)**	**(27,869)**
Carrying amount at December 31, 2020	**688,829**	**33,492**	**52,604**	**774,925**
- at cost	**688,829**	**65,808**	**104,221**	**858,858**
- accumulated depreciation and amortization	-	**(32,316)**	**(51,617)**	**(83,933)**
June 30, 2020				
Carrying amount at July 1, 2019 (adjusted)	-	26,195	222,116	248,311
Additions	688,829	15,642	116,400	820,871
De-recognition of right-of-use assets	-	-	(210,230)	(210,230)
Depreciation	-	(13,249)	(71,263)	(84,512)
Carrying amount at June 30, 2020	688,829	28,588	57,023	774,440
- at cost	688,829	52,068	89,608	830,505
- accumulated depreciation and amortization	-	(23,480)	(32,585)	(56,065)

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020 13

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020
(Continued)

6. OTHER FINANCIAL LIABILITIES

	December 31, 2020 US$	June 30, 2020 US$
Current		
Loans and borrowings [(1)]	**1,005,897**	577,576
Lease liabilities	**150,345**	127,960
Total current other financial liabilities	**1,156,242**	705,536
Non-current		
Loans and borrowings [(1)]	**1,676,356**	1,740,042
Lease liabilities	**68,601**	140,465
Sub-lease security deposit	**29,906**	29,906
Total non-current other financial liabilities	**1,774,863**	1,910,413
Total other financial liabilities	**2,931,105**	2,615,949

Notes:

(1) At December 31, 2020, the Group had loans and borrowings relating to surface properties that form part of 'exploration and evaluation assets' which have been fully or partly financed by the seller of the surface properties. The loans and borrowings are repayable in monthly instalments, based on an implied interest rate of 10%, and secured by the respective surface property.

Reconciliation of loans and borrowings and lease liabilities

	Balance at July 1, 2020 US$	Amount Financed US$	Cash Repayments US$	Balance at December 31, 2020 US$
Loans and borrowings	2,317,618	689,500	(324,865)	2,682,253
Lease liabilities	268,425	14,613	(64,092)	218,946
Total	2,586,043	704,113	(388,957)	2,901,199

7. CONTRIBUTED EQUITY

	December 31, 2020 US$	June 30, 2020 US$
Issued capital		
1,390,704,858 fully paid ordinary shares (June 30, 2020: 1,035,320,206 fully paid ordinary shares)	**136,239,389**	74,877,325

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020 14

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2020
(Continued)

7. CONTRIBUTED EQUITY (Continued)

Movements in issued capital

	Number of Ordinary Shares	Issue Price	US$
Opening balance at July 1, 2020	1,035,320,206	-	74,877,325
Issue of shares – share placement (August 2020)	120,000,000	A$0.09	7,783,560
Issue of shares – U.S. public offering (October 2020)	230,000,000	US$0.25	57,500,000
Issue of shares – exercise of incentive options	500,000	A$0.35	156,465
Issue of shares – exercise of incentive options (cashless)	4,384,652	-	298,999
Issue of shares – conversion of performance rights	500,000	-	30,359
Share issue costs	-	-	(4,407,319)
Closing balance at December 31, 2020	1,390,704,858		136,239,389

8. RESERVES

	December 31, 2020 US$	June 30, 2020 US$
Reserves		
Share based payments reserve	997,012	1,311,675
Foreign currency translation reserve	(796,565)	(796,565)
	200,447	515,110

Movements in share based payments reserve

Details	Number of Incentive Options	Number of Performance Rights	US$
Opening balance at July 1, 2020	53,625,000	5,000,000	1,311,675
Grant of employee options and rights	5,200,000	1,500,000	-
Exercise of employee options	(7,625,000)	-	(322,569)
Conversion of employee rights	-	(500,000)	(30,359)
Expiry of employee options	(6,250,000)	-	(248,342)
Share based payment expense	-	-	286,607
Closing balance at December 31, 2020	44,950,000	6,000,000	997,012

9. DIVIDENDS PAID AND DECLARED

No dividend has been paid or declared during the six months ended December 31, 2020 (December 31, 2019: nil).

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020 15

 NOTES TO THE FINANCIAL STATEMENTSFOR THE SIX MONTHS ENDED DECEMBER 31, 2020(Continued)CONTINGENT ASSETS AND LIABILITIESAt December 31, 2020, the Group had entered into exclusive option agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase or, in some cases long-term lease, approximately 1,438 acres of surface property and the associated mineral rights from the local landowners. If the Group chooses to exercise a land purchase option, then the Group will pay cash consideration approximating the fair market value of the surface property (excluding the value of any minerals) plus a premium. If the Group chooses to exercise a long-term lease option, then the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, generally between US$0.50 to US$2.00 per tonne of ore produced.SUBSEQUENT EVENTS AFTER BALANCE DATEOn January 11, 2021, the Company announced that it had entered into agreements with Sayona to: (i) acquire 336,207,043 ordinary shares in Sayona for approximately US$3.1 million; (ii) acquire convertible notes in Sayona for approximately US$3.9 million that upon conversion would result in the Company acquiring an additional 423,973,899 ordinary shares in Sayona; (iii) acquire a 25.0% stake in Sayona’s subsidiary, Sayona Quebec, which owns the Authier and Tansim lithium projects in Quebec, for approximately US$5.0 million in cash; and (iv) purchase the greater of 60,000 tonnes per year or 50% of Sayona Quebec’s spodumene concentrate production at market prices over the life-of-mine;On January 14, 2021, the Company announced the appointment of the following additional senior management: (i) Ms. Malissa Gordon as Manager – Community and Government Relations; (ii) Mr. Jim Nottingham as Senior Project Manager – Concentrate Operations; (iii) Mr. Pratt Ray as Production Manager – Chemical Operations; and (iv) Mr. Brian Risinger as Vice President – Corporate Communications and Investor Relations;On February 8, 2021, the Company announced the appointment of experienced mining company executive, Mr. Todd Hannigan, as a Non-Executive Director of the Company; andOn March 2, 2021, the Supreme Court of Western Australia approved the despatch of the Company’s Scheme Booklet to shareholders and ordered the convening of a meeting of the Company’s shareholders to consider and, if thought fit, approve the Scheme to facilitate the Company re-domicile from Australia to the United States. The Scheme Booklet was despatched to shareholders on March 5, 2020.Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.              Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020  18

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Tower 2, Brookfield Place
123 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

Tel: +61 8 9365 7000
Fax: +61 8 9365 7001
www.deloitte.com.au

The Board of Directors
Piedmont Lithium Limited
Level 9, BGC Centre
28 The Esplanade
Perth WA 6000

March 10, 2021

Dear Directors

Auditor's Independence Declaration to Piedmont Lithium Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Piedmont Lithium Limited.

As lead audit partner for the review of the financial statements of Piedmont Lithium Limited for the half year ended December 31, 2020, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Vincent Snijders
Partner
Chartered Accountants

Liability limited by a scheme approved under Professional Standards Legislation

Member of Deloitte Asia Pacific Limited and the Deloitte organisation.

Independent Auditor’s Review Reportto the members of Piedmont Lithium LimitedConclusion We have reviewed the half-year financial report of Piedmont Lithium Limited (the “Company”) and its subsidiaries (the “Group”), which comprises the condensed consolidated statement of financial position as at December 31, 2020, and the condensed consolidated statement of profit or loss and other comprehensive income, the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity for the half-year ended on that date, notes comprising a summary of significant accounting policies and otherexplanatory information, and the directors’ declaration as set out on pages 6 to 16.Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of the Group is not in accordance with the Corporations Act 2001, including:Giving a true and fair view of the Group’s financial position as at December 31, 2020 and of its performance for the half-year ended on that date; andComplying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.Basis for Conclusion We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Half-year Financial Report section of our report. We are independent of the Group in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s review report.Directors’ Responsibilities for the Half-year Financial Report The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.Auditor’s Responsibilities for the Review of the Half-year Financial Report Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of theGroup’s financial position as at December 31, 2020 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.  Liability limited by a scheme approved under Professional Standards Legislation  Member of Deloitte Asia Pacific Limited and the Deloitte organisation.

 A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.  DELOITTE TOUCHE TOHMATSU  Vincent Snijders PartnerChartered Accountants Perth, March 10 2021  Liability limited by a scheme approved under Professional Standards Legislation  Member of Deloitte Asia Pacific Limited and the Deloitte organisation.

 Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2020  20  Forward Looking StatementsThis announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementThe information in this report that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.